Algonquin Agrees to Path Forward on Kentucky Power Acquisition

OAKVILLE, Ontario, September 30, 2022 – On September 29, 2022, Liberty Utilities Co. (“Liberty”), the indirect subsidiary of Algonquin Power & Utilities Corp. ("AQN" or the “Company”) (TSX: AQN) (NYSE: AQN), and American Electric Power (NASDAQ: AEP) (“AEP”) entered into an amendment (the “Amendment”) to the stock purchase agreement dated October 26, 2021 pursuant to which Liberty agreed to purchase Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Transaction”).

The Amendment provides a path to complete the Transaction at a revised purchase price of $2.646 billion, including the assumption of approximately $1.221 billion in debt. The Transaction remains subject to approval of the U.S. Federal Energy Regulatory Commission and is expected to close in January 2023 if such approval has been received.

“We look forward to welcoming the employees of Kentucky Power into the Algonquin-Liberty family,” said Arun Banskota, President and Chief Executive Officer of AQN. “We are excited about the Kentucky Power acquisition and adding to our regulated footprint in the United States, as well as leveraging our operational experience for the customers and communities of Kentucky.”

The Transaction is aligned with the Company’s disciplined growth in its Regulated Services Group given the compelling valuation and opportunities to deliver customer benefits and work with stakeholders on the energy transition in Kentucky. The Company plans to utilize its local customer-centric operational model and expertise at Kentucky Power.

All amounts are shown in United States dollars (“$”) unless otherwise indicated

About Algonquin Power & Utilities Corp. and Liberty

Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
AQN's common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Caution Regarding Forward-Looking Information

Certain written statements included herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “plans”, “should” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include but are not limited to statements regarding the Transaction; the expected closing date of the Transaction; the expected benefits and opportunities of the Transaction; and AQN’s plans regarding its operation of Kentucky Power. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's most recent annual and interim Management Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com Telephone: (905) 465-4500